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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of: April 2007

Commission File Number: 0-13979

Breakwater Resources Ltd.

95 Wellington Street West, Suite 950, Toronto, Ontario M5J 2N7

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☐ Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BREAKWATER RESOURCES LTD.

Date: April 27, 2007	By:	/s/ E. Ann Wilkinson
Vice-President, Investor Relations and Assistant Secretary

INDEX TO EXHIBITS

The following document is being filed with the Commission as exhibit to, and is incorporated by reference into and form part of, the report on Form 6-K.

Exhibit 1:   Breakwater Resources Ltd.'s First Quarter 2007 Financial And Operating Results Conference Call